EXHIBIT 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc

Management has prepared the information and representations in this interim report. The unaudited Condensed Consolidated Interim Financial Statements of Caledonia Mining Corporation Plc (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited Condensed Consolidated Interim Financial Statements are presented fairly, in all material aspects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At June 30, 2017 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Interim Financial Statements have not been reviewed by the Group’s auditor.

The unaudited Condensed Consolidated Interim Financial Statements for the period ended June 30, 2017 were approved by the Board of Directors and signed on its behalf on August 11, 2017.

(Signed) S. R. Curtis                        (Signed) M. Learmonth

Chief Executive Officer                    Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income
(In thousands of United States dollars, unless indicated otherwise)
Unaudited		For the 6 months ended June 30		For the 6 months ended June 30
	Notes	2017	2016	2017	2016
Revenue		15,484	15,681	31,933	29,104
Less: Royalty		(776)	(785)	(1,599)	(1,457)
Production costs	6	(8,814)	(8,081)	(17,912)	(16,123)
Depreciation		(859)	(879)	(1,741)	(1,700)
Gross profit		5,035	5,936	10,681	9,824
Other income		557	17	1,201	74
Administrative expenses	7	(1,493)	(1,799)	(2,934)	(3,236)
Net foreign exchange gain/(loss)		83	(228)	19	(200)
Share based payment expense	8	(959)	(159)	(1,369)	(250)
Sale of Blanket Mine treasury bills		-	3,203	-	3,203
Margin call on hedge		-	-	-	(435)
Operating profit		3,223	6,970	7,598	8,980
Finance income		4	-	9	1
Finance cost		(14)	(53)	(26)	(90)
Net finance costs		(10)	(53)	(17)	(89)
Profit before tax		3,213	6,917	7,581	8,891
Tax expense		(2,090)	(2,381)	(3,550)	(3,507)
Profit for the period		1,123	4,536	4,031	5,384
Other comprehensive income
Items that are or may be classified to profit or loss
Foreign currency translation differences for foreign operations		60	(131)	133	(27)
Total comprehensive income for the period		1,183	4,405	4,164	5,357
Profit attributable to:
Shareholders of the Company		694	3,607	3,032	4,150
Non-controlling interests		429	929	999	1,234
Profit for the period		1,123	4,536	4,031	5,384
Total comprehensive income attributable to:
Shareholders of the Company		754	3,476	3,165	4,123
Non-controlling interests		429	929	999	1,234
Total comprehensive income for the period		1,183	4,405	4,164	5,357
Earnings per share
Basic earnings per share ($)		0.061	0.335	0.276	0.383
Diluted earnings per share ($)		0.061	0.333	0.275	0.381

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position
(In thousands of United States dollars, unless indicated otherwise)
Unaudited
As at		June 30,	December 31,
	Notes	2017	2016
Assets
Property, plant and equipment	9	70,940	64,873
Deferred tax asset		81	44
Total non-current assets		71,021	64,917

Inventories		8,064	7,222
Prepayments		3,611	810
Trade and other receivables	10	4,720	3,425
Cash and cash equivalents		10,878	14,335
Total current assets		27,273	25,792
Total assets		98,294	90,709

Equity and liabilities
Share capital	11	54,856	55,002
Reserves		143,212	142,374
Retained loss		(140,187)	(141,767)
Equity attributable to shareholders		57,881	55,609
Non-controlling interests		4,837	3,708
Total equity		62,718	59,317

Liabilities
Provisions		3,497	3,456
Deferred tax liability		17,143	15,909
Cash-settled share based payments	8.1	1,152	618
Long-term portion of term loan facility		795	1,577
Total non-current liabilities		22,587	21,560

Short-term portion of term loan facility		1,545	1,410
Trade and other payables		10,141	8,077
Income taxes payable		1,303	345
Total current liabilities		12,989	9,832
Total liabilities		35,576	31,392
Total equity and liabilities		98,294	90,709

The accompanying notes on pages 6 to 20 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(In thousands of United States dollars, unless indicated otherwise)

Unaudited		Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity-settled share based Payments Reserve	Retained loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2015		54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Shares issued – option exercised		105	-	-	-	-	105	-	105
Dividend paid						(1,197)	(1,197)	-	(1,197)
Total comprehensive income:
Profit for the period		-	-	-	-	4,150	4,150	1,234	5,384
Other comprehensive income		-	(27)	-	-	-	(27)	-	(27)
Balance at June 30, 2016		54,674	(6,547)	132,591	15,871	(144,701)	51,888	2,738	54,626
Balance at December 31, 2016		55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Share repurchase cost		(146)	-	-	-	-	(146)	-	(146)
Dividend paid		-	-	-	-	(1,452)	(1,452)	-	(1,452)
Equity-settled share based payments	8.2	-	-	-	705	-	705	130	835
Total comprehensive income:
Profit for the period		-	-	-	-	3,032	3,032	999	4,031
Other comprehensive income		-	133	-	-	-	133	-	133
Balance at June 30, 2017		54,856	(6,125)	132,591	16,746	(140,187)	57,881	4,837	62,718

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows
(In thousands of United States dollars, unless indicated otherwise)

Unaudited		For the 3 months ended June 30		For the 6 months ended June 30
Cash flows from operating activities	Note	2017	2016	2017	2016

Cash generated by operating activities	12	5,459	7,902	7,874	9,835
Net finance cost paid		(4)	(54)	(5)	(90)
Net tax paid		(754)	(633)	(1,389)	(781)
Cash from operating activities		4,701	7,215	6,480	8,964

Cash flows from investing activities
Acquisition of Property, plant and equipment		(4,223)	(4,926)	(7,519)	(8,230)
Proceeds from Property, plant and equipment		-	3	-	59
Net cash used in investing activities		(4,223)	(4,923)	(7,519)	(8,171)

Cash flows from financing activities
Dividend paid		(727)	(599)	(1,452)	(1,197)
Term loan repayments		(375)	-	(750)	-
Share repurchase cost	11	(146)	-	(146)	-
Shares issued		-	47	-	105
Net cash used in financing activities		(1,248)	(552)	(2,348)	(1,092)
Net (decrease)/increase in cash and cash equivalents		(770)	1,740	(3,387)	(299)
Effects of exchange rate fluctuations on cash held		(74)	-	(70)	-
Cash and cash equivalents at beginning of period		11,722	8,841	14,335	10,880
Cash and cash equivalents at end of period		10,878	10,581	10,878	10,581

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands, JE2 3NF. These Condensed Consolidated Interim Financial Statements of the Group as at and for the 6 months ended June 30, 2017 comprise of the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2       Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2016.

(b) Basis of measurement

The unaudited Condensed Consolidated Interim Financial Statements have been prepared on the historical cost basis except for cash settled share based payment liabilities measured at fair value.

(c) Functional and presentation currency

These Condensed Consolidated Interim Financial Statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

3       Use of estimates and judgements

In preparing these Condensed Consolidated Interim Financial Statements, management has made judgements, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively. In preparing these Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied as at December 31, 2016 and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2016, unless indicated otherwise in the accounting policies below.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

4       Significant accounting policies

Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these Condensed Consolidated Interim Financial Statements as compared to the Group’s annual financial statements for the year ended December 31, 2016. In addition, the accounting policies have been applied consistently by the Group entities.

(a) Cash-settled share based payments

The fair value of the amount payable to employees in respect of share based awards which will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense or credit in profit or loss. The method of calculating the fair value of the cash-settled share based payments changed during quarter 1 of 2017 from the intrinsic valuation method to the Black-Scholes method. The decision to change to the Black-Scholes method of valuation is used to include the effect of the share volatility into the fair value of the share-based awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share based payment transactions are disclosed in note 8.1.

(b) Equity-settled share based payments

The grant date fair value of equity-settled share based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of equity-settled share based payments are modified before they vest, the increase in the fair value, measured immediately before and after the modification date is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and the assumptions used in the quantifying of the equity-settled share based payment transactions and modification are disclosed in note 8.2.

(c) Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional shares and share options are recognised as a deduction from equity, net of any tax effects.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans (the “Indigenous Shareholders”) would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into subscription agreements with each Indigenous Shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine as follows:

•	Sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million.
•	Sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million.
•	Sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust.
•	Donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine which are attributable to the Indigenous Shareholders are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. Subsequent to the indigenisation transaction the facilitation loans relating to the Group were transferred as a dividend in specie to a wholly-owned subsidiary of the Company.

Advance dividends

In anticipation of completion of the subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

•	A $2 million payment on or before September 30, 2012;
•	A $1 million payment on or before February 28, 2013; and
•	A $1 million payment on or before April 30, 2013.

The loans are repayable by way of set off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend were settled in 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends to be declared.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Company, Blanket Mine, other companies within the Group and the Indigenous Shareholders agreed to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements, which were applied retrospectively with effect from January 1, 2017, changed the interest rate from the previously agreed 12 month LIBOR + 10% to the lower of 7.25% per annum, payable quarterly or 80% of Blanket’s dividend in a quarter which is attributable to indigenous shareholders. The modification was considered beneficial to the Indigenous Shareholders and gave rise to an equity-settled share based expense of $806 as at June 23, 2017. The assumptions and methodologies used to quantify the equity-settled share based payment expense relating to the beneficial interest modification are detailed in note 8.2.

Dividend and interest moratorium

Blanket suspended dividend payments from January 1, 2015 until August 1, 2016 to facilitate capital expenditure on the Blanket Mine investment programme. As a result the repayments of facilitation loans by Blanket’s Indigenous Shareholders were also suspended. A moratorium was placed on the interest of the facilitation and advanced dividend loans until such time as dividends resumed. Due to the suspension of dividends and the moratorium on interest, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. The dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend. This moratorium was not considered to give rise to a material benefit to the Indigenous Shareholders.

Indigenisation shareholding percentages and facilitation loan balances

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at June 30, 2017 #	Dec 31, 2016
NIEEF	16%	3.2%	12.8%	11,990	11,990
Fremiro	15%	3.0%	12.0%	11,682	11,682
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,788	7,788
	51%	16.2%	24.8%	31,460	31,460

* The shares held by BETS are effectively treated as treasury shares.

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable and were reduced to the amount as at December 31, 2016 due to the interest modification.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

5       Blanket Zimbabwe Indigenisation Transaction (continued)

The balance on the facilitation loans reconcile as follows:

	2017	2016
Balance at January 1,	31,460	31,336
Interest accrued &	-	-
Dividends used to repay loans	-	-
Balance at June 30,	31,460	31,336

& No dividends were declared by the Blanket Mine for the 6 months ending June 30, 2017. In terms of the amendments to the facilitation loans, no interest will accrue during a financial quarter where no dividends are declared by Blanket Mine.

Advance dividend loan balances

The movement in the advance dividend loan to the Community Trust reconcile as follows:

	2017	2016

Balance at January 1,	3,000	3,237
Interest accrued&	-	-
Dividends used to repay advance dividends	-	-
Balance at June 30,	3,000	3,237

& No dividends were declared by the Blanket Mine for the 6 months ending June 30, 2017. In terms of the amendments to the facilitation loans, no interest will accrue during a financial quarter where no dividend is declared by Blanket Mine.

6       Production costs

	2017	2016
Salaries, wages and bonuses	7,186	6,321
Consumable materials	8,775	8,046
Site restoration	-	1
Evaluation costs	222	189
Safety	237	248
On mine administration	1,492	1,318
	17,912	16,123

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

7       Administrative expenses

	2017	2016
Investor relations	243	269
Eersteling gold mine holding costs	66	56
Audit fee	107	174
Advisory services fee	351	1,002
Listing fees	178	226
Travel	237	216
Directors fee – Company	112	113
Directors fee – Blanket	14	16
Employee costs	1,375	1,118
Other office administration cost	251	46
	2,934	3,236

8       Share based payment expense

		2017	2016

Cash-settled share based payments	8.1	534	250
Equity-settled share based payment expense	8.2	835	-
		1,369	250

8.1       Cash-settled share based payments

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSU’s will be the number of RSUs vested multiplied by the fair value of the Company’s shares, as specified by the plan, on date of settlement. The PSUs have a service condition and a performance period of three years. The performance condition is a function of some or all of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSU granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested. The fair value of the RSUs, at the reporting date, were based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, were calculated on the Black Scholes option valuation model at the reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the estimated liability.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

8.1       Cash-settled share based payments (continued)

The following assumptions were used in estimating the fair value of the cash-settled share based payment liability on June 30:

	*2017		*2016
	RSUs	PSUs	RSUs	PSUs
Fair value (USD)	$6.36	$6.12	$5.00	$4.70
Share price (USD)	$6.36	$6.36	$5.00	$5.00
Performance multiplier percentage	-	100%	-	100%
Dividend yield	-	4.3%	-	4.3%
Share units granted:
	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,967	43,871	10,967	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	-	-
RSU dividend reinvestments	5,251	-	1,922	-
Total awards at June 30	86,423	324,694	78,651	306,920

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

8.2       Equity-settled share based payments

Share options

The continuity of the options granted, exercised, forfeited and expired under the 2015 Omnibus Equity Incentive Compensation Plan (and the predecessor plan) were as follows:

	Number of Options *	Weighted Avg. Exercise Price
		Canadian $ *
Options outstanding and exercisable at December 31, 2015	448,184	5.40
Expired or forfeited	(232,200)	6.50
Granted	18,000	11.50
Exercised	(141,704)	4.15
Options outstanding and exercisable at December 31, 2016	92,280	5.85
Granted	5,000	8.10
Options outstanding at June 30, 2017	97,280	5.95

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

8.2       Equity-settled share based payments (continued)

Inputs for measurement of grant date fair values

	2017	2016

Options granted	5,000	18,000
Grant date	May 30, 2017	October 13, 2016
Risk-free interest rate	2.40%	0.53%
Expected stock price volatility (based on historical volatility)	118%	119%
Expected option life in years	5	5
Exercise price	CAD 8.10	CAD 11.50
Share price at grant date	CAD 8.10	CAD 11.50
Fair value at grant date	USD 5.81	USD 9.45

On May 30, 2017 a grant of 5,000 share options was made to Mr. J Staiger, who provides investor relations services in continental Europe for the Company. The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share based payment expense relating to the grant amounted to $29.

Facilitation and advanced dividend loan modification

On June 23, 2017, the Company, Blanket Mine, other companies within the Group and the Indigenous Shareholders agreed to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of 7.25% per annum, payable quarterly or 80% of the dividends attributable to the Indigenous Shareholders that were paid in the financial quarter. The modification, which was applied retrospectively to January 1, 2017 was beneficial to the Indigenous Shareholders and resulted in an equity-settled share based payment expense of $806. The Monte Carlo simulation approach was followed to value the fair value of the Indigenisation Shareholder equity share before and after the modification date. The fair value of the Indigenisation Shareholder equity share was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining the expense arising from the modification:

Modification date	June 23, 2017
Blanket dividend yield	23.70% - 89.88%
Risk free interest rate	USD swap curve
Group market capitalisation at grant date ($’000)	USD 68,436

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

9       Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2016	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Additions	-	17,545	739	572	73	230	19,159
Disposals and scrappings	-	-	-	-	(502)	(55)	(557)
Reallocations between asset classes	361	(3,699)	-	3,338	-	-	-
Foreign exchange movement	17	74	4	-	28	11	134
Balance at December 31, 2016	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions	-	6,601	60	1,071	28	31	7,791
Disposals and scrappings	-	-	-	-	-	(2)	(2)
Reallocations between asset classes	476	(476)	-	-	-	-	-
Foreign exchange movement	8	-	-	-	-	2	10
Balance at June 30, 2017	8,851	51,203	7,027	25,607	904	2,286	95,878

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

9       Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2016	2,321	3,781	-	11,524	996	1,503	20,125
Disposals and scrappings	-	-	-	-	(502)	(8)	(510)
Depreciation for the year	629	699	-	1,705	106	352	3,491
Impairment	-	-	-	-	20	-	20
Foreign exchange movement	-	61	-	-	22	(3)	80
Balance at December 31, 2016	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation	330	284	-	966	57	104	1,741
Foreign exchange movement	-	-	-	-	(9)	-	(9)
Balance at June 30, 2017	3,280	4,825	-	14,195	690	1,948	24,938
Carrying amounts
At December 31, 2016	5,417	40,537	6,967	11,307	234	411	64,873
At June 30, 2017	5,571	46,378	7,027	11,412	214	338	70,940

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

10       Trade and other receivables

	June 30,	December 31,
	2017	2016

Bullion sales receivable	2,311	1,059
VAT receivables	1,646	1,901
Other receivables	763	465
	4,720	3,425

The cash relating to the bullion sales receivable was received shortly after the period end.

11       Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

	Number of fully paid shares	Amount
December 31, 2015	52,078,908	54,569
Issued	708,520	433
December 31, 2016	52,787,428	55,002
Share consolidation	(42,135,492)	-
Share repurchase	(118,063)	(146)
June 30, 2017	10,533,873	54,856

Share consolidation and repurchase

At the Company’s annual general meeting of shareholders held on June 19, 2017 resolutions were passed, amongst others, which:

(a)	authorised the consolidation of the Company’s share capital on the basis of 1 share for every 100 shares held;

(b)	approved the repurchase of fractions of shares created by the consolidation which were held by shareholders with fewer than 100 shares prior to the consolidation at a price of CAD1.664 per pre-consolidation share held;

(c)	authorised the division of the consolidated shares immediately following the steps above on the basis of 20 shares for every 1 share; and

(d)	approved the repurchase of fractions of shares remaining following the steps above at the same price as at (b).

Payments made for repurchases pursuant to (b) and (d) were subject to a minimum with the Company being entitled to retain amounts with a value of GBP5 or less.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

11       Share capital (continued)

The combined effect of the above steps which was effected on June 26, 2017 was an effective consolidation of the company’s shares on the basis of 1 share for every 5 shares previously held, the repurchase and cancellation of all shareholdings of fewer than 100 shares before the implementation of the 1 for 100 consolidation and the repurchase and cancellation of all remaining fractions following the 20 for 1 division.   This resulted in an effective repurchase of 118,063 shares at an approximate cost of $146 and a reduction in the number of issued shares of 42,135,492 shares arising from the consolidation.

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of shareholders of the Company. The Company has no preference shares in issue.

12       Cash generated by operating activities

Non-cash items and information presented separately on the cash flow statement:

	2017	2016

Operating profit	7,598	8,980
Adjustments for:
Unrealised foreign exchange gain	(81)	(7)
Share based payment expenses	1,369	250
Unrealised margin call	-	54
Loss/(profit) on sale of property, plant and equipment	2	(59)
Site restoration	-	1
Depreciation	1,741	1,700
Cash generated by operations before working capital changes	10,629	10,919
Inventories	(834)	(349)
Prepayments	(2,796)	158
Trade and other receivables	(1,293)	(1,277)
Trade and other payables	2,168	384
Cash generated by operating activities	7,874	9,835

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments

The Group's operating segments have been identified based on geographic areas. The Group has three reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different decision making strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Geographical areas describing the operations of the Group's reportable segments are categorised as Corporate, Zimbabwe and South Africa. The Corporate segment comprises the holding company and Greenstone Management Services Holdings Limited (United Kingdom). The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprises a gold mine on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit as at June 30, 2017	Corporate	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total

Revenue	-	31,933	4,357	(4,357)	31,933
Royalty	-	(1,599)	-	-	(1,599)
Production costs	-	(18,295)	(4,474)	4,857	(17,912)
Management fee	-	(1,980)	1,980	-	-
Depreciation	-	(1,867)	(28)	154	(1,741)
Other income	27	1,173	1	-	1,201
Administrative expenses	(1,645)	(91)	(1,198)	-	(2,934)
Foreign exchange (loss)/gain	(80)	(26)	125	-	19
Share based payment expenses	(172)	(1,112)	(85)	-	(1,369)
Net finance costs	-	(25)	8	-	(17)
Profit before tax	(1,870)	8,111	686	654	7,581
Tax expense	-	(3,393)	(434)	277	(3,550)
Profit for the period	(1,870)	4,718	252	931	4,031

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments (continued)

	Corporate	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total
Geographic segment assets as at June 30, 2017

Current assets (excluding intercompany)	5,904	17,438	3,962	(31)	27,273
Non-current assets (excluding intercompany)	40	71,415	588	(1,022)	71,021
Intercompany assets	47,029	-	5,694	(52,723)	-
Expenditure on property, plant and equipment	-	7,463	170	158	7,791

Geographic segment liabilities as at June 30, 2017
Current liabilities (excluding intercompany)	(472)	(11,084)	(1,433)	-	(12,989)
Non-current liabilities (excluding intercompany)	(342)	(21,546)	(790)	91	(22,587)
Intercompany liabilities	(19,328)	(474)	(32,921)	52,723	-

Geographic segment profit as at June 30, 2016	Corporate	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total

Revenue	-	29,104	5,383	(5,383)	29,104
Royalty	-	(1,457)	-	-	(1,457)
Production costs	-	(16,217)	(4,880)	4,974	(16,123)
Management fee	-	(1,980)	1,980	-	-
Depreciation	-	(1,839)	(21)	160	(1,700)
Other income	-	70	4	-	74
Administrative expenses	(1,832)	(16)	(1,388)	-	(3,236)
Foreign exchange gain/(loss)	45	-	(245)	-	(200)
Share based payment expense	(250)	-	-	-	(250)
Sale of Blanket Mine treasury bills	-	3,203	-	-	3,203
Margin call on hedge	(435)	-	-	-	(435)
Net finance costs	-	(90)	1	-	(89)
Profit before tax	(2,472)	10,778	834	(249)	8,891
Tax expense	-	(3,156)	(351)	-	(3,507)
Profit for the period	(2,472)	7,622	483	(249)	5,384

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

13       Operating Segments (continued)

	Corporate	Zimbabwe	South Africa	Inter-group eliminations	Total
Geographic segment assets as at June 30, 2016

Current assets (excluding intercompany)	1,988	14,784	6,737	(664)	22,845
Non-current assets (excluding intercompany)	40	57,340	369	(1,932)	55,817
Intercompany assets	46,996	-	6,393	(53,389)	-
Expenditure on property, plant and equipment	-	8,567	10	(347)	8,230

Geographic segment liabilities as at June 30, 2016
Current liabilities (excluding intercompany)	(544)	(5,356)	(1,237)	-	(7,137)
Non-current liabilities (excluding intercompany)	(250)	(16,167)	(482)	-	(16,899)
Intercompany liabilities	(12,063)	(4,095)	(37,231)	53,389	-

Major customer

Revenues from Fidelity Printers and Refiners Limited in Zimbabwe amounted to $31,933 (2016: $29,104) for the period ended June 30, 2017.

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

DIRECTORS & OFFICERS as at August 11, 2017
BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. Johnstone (2) (3) (4) (6) (7)	M. Learmonth (5) (7)
Non-executive Director Gibsons, British Columbia, Canada	Chief Financial Officer Jersey, Channel Islands

J. L. Kelly (1) (2) (3) (5) (7)	M. Mason (5) (7)
Non-executive Director Connecticut, United States of America	VP Corporate Development and Investor Relations London, England

J. Holtzhausen (1) (2) (4) (5) (6) (7)	A. Chester (5)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (5) (7)	Board Committees
Chief Financial Officer	(1) Audit Committee
Jersey, Channel Islands	(2) Compensation Committee
(3) Corporate Governance Committee
John McGloin (1) (4) (6) (7)	(4) Nomination Committee
Non-executive Director	(5) Disclosure Committee
Bishops Stortford, United Kingdom	(6) Technical Committee (7) Strategic Planning Committee

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2017 and June 30, 2016

(In thousands of United States dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at August 11, 2017

CORPORATE OFFICES	SOLICITORS
Jersey - Head Office	Walkers
Caledonia Mining Corporation Plc	Jersey, Channel Islands
3rd Floor Weighbridge House St Helier Jersey JE2 3NF	PO Box 72, Walkers House 28-34 Hill street, St Helier, Jersey, Channel Islands +44 1534 700 700

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628 444628834	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Tel: +27(11) 447-2499 Fax: +27(11) 447-2554	Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	KPMG Inc.
85 Empire Road
CAPITALISATION (August 11, 2017)	Parktown 2193
Authorised: 10,533,873	South Africa
Tel: +27 83 445 1400, Fax: + 27 11 647 6018

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